DIRECT DIAL (212) 735-2438 DIRECT FAX (917) 777-2438 EMAIL ADDRESS Howard.ellin@SKADDEN.COM	SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP 4 TIMES SQUARE NEW YORK 10036-6522 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com September 12, 2019

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Irene Barberena-Meissner

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Division of Corporation Finance

U.S. Securities and Exchange Commission

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Washington, D.C. 20549

RE:	Social Capital Hedosophia Holdings Corp.
Registration Statement on Form S-4
Filed August 7, 2019
File No. 333-233098

Dear Ms. Barberena-Meissner:

On behalf of Social Capital Hedosophia Holdings Corp. (the “Company,” “we” or “our”), we have filed today Amendment No. 1 to the above Registration Statement on Form S-4 (the “Amended Registration Statement”) in response to the comments of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission received by letter dated September 3, 2019, concerning the above Registration Statement on Form S-4 filed on August 7, 2019.

The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comment as well as other updates. For the convenience of the Staff, we also have sent to you paper copies of this letter and copies of the Amended Registration Statement marked to show changes from the Registration Statement. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Amended Registration Statement.

U.S. Securities and Exchange Commission

September 12, 2019

Prospectus Summary, page 1

1.	Please revise to provide the dates of the U.S. Chamber of Commerce article you cite here and the Credit Suisse Research Institute report you cite on page 201.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 10, 124, 199, 201 and 203.

2.

Please disclose your expected timeline of achieving and the substance of your remaining verification and validation steps that must be completed before the FAA will clear you to include customers on your spaceflights.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 3, 46, 200 and 217.

Risk Factors

Risks Related to VGH, Inc.’s Business

Due to the inherent risks associated with commercial spaceflight..., page 37

3.	Please disclose your conclusions about and steps you have taken to address the causes of the October 31, 2014 in-flight incident.

In response to the Staff’s comment, the Company has revised its disclosure on page 39.

Risks Related to the Consummation of the Domestication

The provisions of the proposed certificate of incorporation requiring exclusive forum in the Court of Chancery of the State of Delaware..., page 71

4.

You disclose here and elsewhere that your certificate of incorporation includes a forum selection provision identifying the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” but that, notwithstanding this provision, your proposed certificate of incorporation will provide that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. However, your form of Certificate of Incorporation included as Annex F does not include this limitation. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in your Certificate of Incorporation states this clearly.

In response to the Staff’s comment, the Company has revised its disclosure on pages 73, 149, 150 and 267, as well as page F-5 of Annex F.

U.S. Securities and Exchange Commission

September 12, 2019

Background to the Business Combination, page 111

5.

We note your disclosure that the initial non-binding letter SCH sent to Virgin management on January 24, 2019 included an initial enterprise value for the Virgin Galactic business operated by the VG Companies and the Virgin Orbit business of $1.5 billion on a pre-transaction, debt-free, cash-free basis. After the Virgin Orbit business was excluded, on March 2, 2019, you further disclose that SCH sent to Virgin management the first version of a new non-binding letter of intent, and that this $850 million (with no earn-out opportunity) and a secondary repurchase of up to $150 million valuation fell within the lower range of valuations that SCH management had considered for the VG Companies alone. Please revise to provide additional details regarding how SCH determined the valuation of the Virgin businesses initially and then the range of valuations for the VG Companies alone.

In response to the Staff’s comment, the Company has revised its disclosure on pages 114 and 115.

Projected Financial Information, page 128

6.

We note your disclosure regarding the financial projections provided by management of the VG Companies to SCH. Please disclose, and quantify as appropriate, the material assumptions underlying these projections. For example, we note that the projected financial summary on slide 61 from the investor presentation filed on an Exhibit 99.2 to a Form 8-K, Rule 425 filing, filed on July 9, 2019 includes assumptions as to the numbers of vehicles, total flights and total number of passengers, among other assumptions disclosed that appear to underlie the revenue projections.

In response to the Staff’s comment, the Company has revised its disclosure on page 130.

U.S. Federal Income Tax Considerations, page 163

7.

You disclose that you intend the domestication will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code. As such, a tax opinion appears required. If you elect to use a short-form opinion, please note that the opinion and the related tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of counsel and that disclosure must clearly identify and articulate the opinion being rendered. Please refer to Section III of Staff Legal Bulletin 19 (Oct. 14, 2011).

In response to the Staff’s comment, the Company has revised its disclosure on page 166. The tax opinion will be filed in a subsequent amendment to the Registration Statement.

U.S. Securities and Exchange Commission

September 12, 2019

Unaudited Pro Forma Condensed Combined Financial Information, page 173

8.

Please tell us your consideration of reflecting the new trademark license agreement granting the rights to use certain VIRGIN marks in the pro forma financial statements pursuant to Item 11-02 of Regulation S-X.

In response to the Staff’s comment, the Company has revised its disclosure on pages 176, 179, 180 and 183.

Information About SCH

Directors and Executive Officers, page 188

9.

A number of the biographical sketches of your officers and directors are unclear with regard to the most recent five years of business experience, including positions held during that time. In particular, please revise the sketches for Messrs. Williams and Bain to eliminate any gaps or ambiguities regarding their experience during the most recent five years. Please also disclose any other directorships held by them in another public company during that timeframe. In this regard, we note that Mr. Palihapitiya appears to serve as a director of Slack Technologies Inc. See Item 401(e) of Regulation S-K.

The Company has revised the disclosure as suggested. Please see pages 190, 191 and 192.

Facilities, page 216

10.

Please file copies of the lease agreements for your facilities at the Mojave Air and Space Port in Mojave, California or explain why they are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the exhibit index to include the VG Companies’ leases at the Mojave Air and Space Port that are material to the VG Companies and has filed such leases with the Amended Registration Statement.

U.S. Securities and Exchange Commission

September 12, 2019

The VG Companies Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funding Requirements, page 227

11.

We note that the VG Companies have two additional SpaceShipTwo vehicles under construction to expand the fleet to a total of five SpaceShipTwo by the end of 2023, in addition to expenditures related to the anticipated launch in 2020. Please provide an estimate of the amount of capital necessary to accomplish these goals as well as the timing of such costs. See Item 303(a)(2) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment. In response, the Company supplementally advises the Staff that, consistent with the disclosure on page 230 of the Amended Registration Statement, it currently believes that following the consummation of the Business Combination, the Primary Purchase, if any, and the Reinvestment, if any, VGH, Inc. will have sufficient cash and cash equivalents to fund its operating expenses and capital expenditures (including those related the commercial launch of its human space flight program) for at least the next 24 months. Furthermore, the Company has revised the disclosure to identify the anticipated remaining direct costs for completing the two spaceships currently under construction and to note that the costs for construction of additional spaceships are expected to decrease as the Company continues to scale its operations.

Executive Compensation

Executive Compensation Arrangements, page 242

12.	Please file copies of your employment agreements with George T. Whitesides, Michael Moses, and Enrico Palermo as exhibits. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the exhibit index to include the form of employment agreements with Messrs. Whitesides, Moses and Palermo and the Company undertakes to file such agreements with a subsequent amendment to the Registration Statement.

Virgin Galactic Business Financial Statements

Basis of Presentation, page F-31

13.

We note that the carve-out historical combined financial statements of the Virgin Galactic Business do not reflect any attribution of debt or allocation of interest expense. Please tell us your consideration of attributing debt or allocating interest expense to the carve-out financial statements and the basis for your conclusion of your current treatment.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that when determining the appropriate basis of presentation of the carve-out financial statements, the Company considered the guidance in both SAB Topic 1.B.1 and SAB Topic 5.T, among other guidance, which provides that the historical financial statements should reflect all legal obligations and costs of doing business, including obligations and expenses incurred by the Parent Company on behalf of or for the benefit of the Virgin Galactic Business.

The Company advises the Staff that the Virgin Galactic Business does not have any legal obligation, including any joint or several obligations, associated with the Parent Company’s debt. Furthermore, the Virgin Galactic Business will not assume nor will the Parent Company transfer any portion of the Parent Company’s debt to the Virgin Galactic

U.S. Securities and Exchange Commission

September 12, 2019

Business. Historically, there were no interest charges incurred, imputed, or allocated to the Virgin Galactic Business from the Parent Company. Accordingly, debt has not been attributed and interest expense has not been allocated to the Virgin Galactic Business in the carve-out financial statements.

The Company believes it has provided sufficient and meaningful disclosure for its basis of presentation in Note 1 of the combined financial statements of the Virgin Galactic Business related to cash transfers to and from the Parent Company and its net parent investment balance.

Customer Deposits, page F-31

14.	Please provide an accounting policy for your treatment of customer deposits, including the circumstances in which the deposits become nonrefundable.

In response to the Staff’s comment, the Company has revised its disclosure on page F-41.

*     *     *

U.S. Securities and Exchange Commission

September 12, 2019

Please contact me at (212) 735-2438 should you require further information.

Very truly yours,

/s/ Howard Ellin

Howard Ellin

cc:	Chamath Palihapitiya

Social Capital Hedosophia Holdings Corp.

cc:	James Cahillane

Virgin Group

cc:	Christopher M. Barlow

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Shayne Kennedy and Justin G. Hamill

Latham & Watkins LLP